Tel Aviv, October 22, 2007 Our ref: 10479/0

VIA EDGAR

Mr. Kevin L. Vaughn
Branch Chief
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Syneron Medical Ltd. Form 20-F for the Fiscal Year ended December 31, 2006 File No. 0-50867

Dear Mr. Vaughn:

        On behalf of Syneron Medical Ltd. (“Syneron”), we respectfully set forth below Syneron’s responses to the comments raised by the Staff in its comment letter dated September 14, 2007 with respect to the Annual Report on Form 20-F of Syneron for the year ended December 31, 2006. We have noted the Staff’s comment in italic face type and Syneron’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

        References in the responses to “we” and “our” refer to Syneron.

For 20-F for the year ended December 31, 2006

Note 2 - Significant Accounting Policies, page F-11

Warranty, page F-18

1.	We note that your total warranty liability was $1.4 million and $2.4 million at December 31, 2006 and 2005, respectively. If material, please revise future fillings to provide the warranty roll forward disclosures required by paragraph 14(b) of FIN 45.

Response to Comment No. 1:

Syneron notes the Staff’s comment and in future filing, if material, Syneron will provide the warranty roll forward disclosures required by paragraph 14(b) of FIN 45.

Tel Aviv Office One Azrieli Center, Roung Building Tel Aviv 67021, Israel Tel: 972-3-607.4444 Fax: 972-3-607.4422 law@gkh-law.com www.gkhlaw.com	Jerusalem Office 1 Shmuel Ha'Nagid Street 4th Floor Jerusalem 94592, Israel Tel: 972-2-623.2683 Fax: 972-2-623.6082

Mr. Kevin L. Vaughn
Securities and Exchange Commission
October 22, 2007

Note 13-Income Taxes, page F-33

2.	We note that you have recorded a full valuation against your deferred tax assets, as you believe it is more likely than not that your loss carryforward: will not be realized due to the history of subsidiary losses. We further note that 57% of your 2006 revenues were generated in North America. Please tell us and revise future filings to explain in greater detail the factors you considered in concluding that it was more likely than not that you would not realize any of your US loss carryforwards. Please refer to the guidance in paragraphs 20-25 of SFAS 109.

Response to Comment No. 2:

According to paragraph 23 of SFAS 109 forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. SFAS 109 does not specifically define “cumulative losses in recent years” but leaves that determination up to the judgment of management. We believe that our subsidiary is in a cumulative loss position for financial reporting purposes since it has cumulative losses for the latest 3 years (2004-2006), accordingly we have recorded a full valuation allowance against our deferred tax assets, as we believe it is more likely than not that our loss carryforwards will not be realized due to the history of our subsidiary losses.

We would like to further elaborate as for the economic reasons for our subsidiary’s cumulative loss position: our subsidiary was first incorporated during 2002. The subsidiary had 3 years (from 2002 to 2004) of large net operating losses as a result of the setup costs the subsidiary suffered. During the 12 months ended December 31, 2005, the subsidiary generated a book income for the first time. Due to increasing efforts to penetrate deeper into the market and build up the sales force and other sales channels we and our subsidiary have determined to increase our marketing activities in 2006 resulting in a large net operating loss.

In future filings we will explain in greater detail the factors we considered in concluding that it is more likely than not that we would not realize any of our US loss carryforwards, if applicable.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
October 22, 2007

Forms 6-K filed, August 8, 2007 and February 21, 2007

3.	We note your presentation of non-GAAP financial measures in the form of a non-GAAP statement of income. This format may be confusing to investors as it reflects several non-GAAP measures, including non-GAAP costs of revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP income before income taxes, and non-GAAP net income. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Regulation G requires you to provide detailed disclosures for each non-GAAP measure presented and explain why you believe each of the measures provided useful information to investors.

—	To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors with the appropriate supplemental disclosures. Alternately, you may tell us why you believe your presentation of these non-GAAP financial measures is appropriate under Regulation G, including, as applicable, why you believe you meet the scope exception set forth in Item 100(c) of Regulation G.

—	Please note that in the event that your Form 6-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 6-K. Refer to Question 31 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response to Comment No. 3:

Syneron advises the Staff that its objective in presenting non-GAAP financial measures in its earning releases is to present the investment community with additional information that management considers in evaluating and operating the business internally, as management believes that such information is useful to investors’ understanding of Syneron’s on-going operations and prospects. However, Syneron notes the Staff’s comment and will revise its presentation of non-GAAP financial measures in future filings accordingly.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
October 22, 2007

In addition, Syneron acknowledges that:

—	Syneron is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	Syneron may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at 972-3-607-4479.

Very truly yours, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.